SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Party City Holdco Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

702149303
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 24 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702149303	SCHEDULE 13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 53,320
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 53,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,320
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON DKIP (Cayman) Ltd II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 92,575
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 92,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 92,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 702149303	SCHEDULE 13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 112,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 112,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 112,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 113,947
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 113,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 113,947
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 702149303	SCHEDULE 13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,331
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 80,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 80,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 80,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 702149303	SCHEDULE 13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Midtown Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,040,586
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,040,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,040,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,458,118
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,458,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,458,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 702149303	SCHEDULE 13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,458,118
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,458,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,458,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 702149303	SCHEDULE 13D	Page 12 of 24 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "New Common Stock") of Party City Holdco Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Tice Boulevard, Woodcliff Lake, NJ 07677.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company ("CO GP"), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company ("Liquid GP Topco), is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co. LLC, a Delaware limited liability company ("MHD"), is the general partner of DKP and Liquid GP Topco is the managing member of MHD. DKCM is responsible for the voting and investment decisions of DKP;

	(iii)	DKIP (Cayman) Ltd II, a Cayman Islands exempted company ("DKIP (Cayman) II"). DKCM is the investment manager of DKIP (Cayman) II and is responsible for the voting and investment decisions of DKIP (Cayman) II;

	(iv)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"), with respect to the shares of New Common Stock held by DKIP and DKIP (Cayman) II. DKIP is the 100% equityholder of DKIP (Cayman) II. Davidson Kempner Advisers LLC, a Delaware limited liability company ("DKA"), is the general partner of DKIP and Liquid GP Topco is the managing member of DKA. DKCM is responsible for the voting and investment decisions of DKIP and DKIP (Cayman) II;

	(v)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

	(vi)	Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership ("DKDOF"). DK Group LLC, a Delaware limited liability company ("DK Group"), is the general partner of DKDOF and Liquid GP Topco is the managing member of DK Group. DKCM is responsible for the voting and investment decisions of DKDOF;

CUSIP No. 702149303	SCHEDULE 13D	Page 13 of 24 Pages

	(vii)	Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company ("DKDOI"). DKCM is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

	(viii)	Midtown Acquisitions L.P., a New York limited partnership ("Midtown"). Midtown Acquisitions GP LLC, a Delaware limited liability company ("Midtown GP"), is the general partner of Midtown. Anthony A. Yoseloff serves as the Executive Managing Member of Midtown GP. Gabriel T. Schwartz and Patrick W. Dennis are Co-Deputy Executive Managing Members of Midtown GP. Joshua D. Morris, Morgan P. Blackwell, Conor Bastable and Suzanne K. Gibbons serve as Managers of Midtown GP. DKCM is responsible for the voting and investment decisions of Midtown;

	(ix)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser ("DKCM") with the U.S. Securities and Exchange Commission (the "SEC"), acts as investment manager to each of CO, DKP, DKIP, DKIP (Cayman) II, DKIL, DKDOF, DKDOI and Midtown (collectively, the "DK Holders"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "DKCM Managing Members"); and

	(x)	Mr. Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIP (Cayman) II, DKIL, DKDOF, DKDOI and Midtown reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

CUSIP No. 702149303	SCHEDULE 13D	Page 14 of 24 Pages

(c)	The principal business of each of CO, DKP, DKIP (Cayman) II, DKIP, DKIL, DKDOF, DKDOI and Midtown is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKP, DKIP (Cayman) II, DKIP, DKIL, DKDOF, DKDOI, Midtown and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	CO – a New York limited partnership

	(ii)	DKP – a New York limited partnership

	(iii)	DKIP (Cayman) II - a Cayman Islands exempted company

	(iv)	DKIP – a Delaware limited partnership

	(v)	DKIL – a British Virgin Islands business company

	(vi)	DKDOF- a Delaware limited partnership

	(vii)	DKDOI - a Cayman Islands exempted company

	(viii)	Midtown – a New York limited partnership

	(ix)	DKCM – a Delaware limited partnership

	(x)	Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. 702149303	SCHEDULE 13D	Page 15 of 24 Pages

Item 4.	PURPOSE OF TRANSACTION

The New Common Stock reported in this Schedule 13D was acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its subsidiaries (together, the "Debtors") in exchange for cash and claims, as described below.

On September 6, 2023, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming the plan of reorganization (as amended, the "Plan") of the Debtors.

On October 12, 2023 (the "Effective Date"), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Issuer's common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Issuer became effective, authorizing the issuance of shares of New Common Stock representing 100% of the equity interests in the Issuer. In accordance with the foregoing, on the Effective Date, the Issuer, as reorganized on the Effective Date in accordance with the Plan, issued the New Common Stock and the Second Lien PIK Toggle Notes (as defined below).

Pursuant to the Plan and the Confirmation Order, the Issuer issued the shares of New Common Stock reported herein and $16,700,551 in principal amount of the Issuer's 12.00% Senior Secured Second Lien PIK Toggle Notes due 2029 (the "Second Lien PIK Toggle Notes") to the DK Holders in exchange for (i) $90,500,000 of Allowed Secured Notes Claims (as defined in the Plan), (ii) cash in the amount of $7,445,155 paid in exercising certain subscription rights under the Rights Offering (as defined in the Plan), (iii) cash in the amount of $257,408 paid in providing backstop commitments to the Debtors in connection with the Rights Offering pursuant to the Backstop Agreement (as defined below), and (iv) the conversion of $15,463,473 principal amount of DIP Loans.

The Rights Offering

On September 1, 2023, the Debtors entered into a backstop commitment agreement (as amended, supplemented or modified from time to time, together with all exhibits and schedules thereto, the "Backstop Agreement") with the DK Holders and other commitment parties thereto (collectively, the "Commitment Parties"). On the Effective Date, pursuant to the Backstop Agreement and in accordance with the Plan, the Issuer consummated the rights offering (the "Rights Offering") in which the DK Holders purchased an aggregate of $8,540,415 in aggregate principal amount of Second Lien PIK Toggle Notes and 373,278 shares of New Common Stock at an aggregate purchase price of $7,702,563.

CUSIP No. 702149303	SCHEDULE 13D	Page 16 of 24 Pages

The foregoing description of the Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Agreement. For further information regarding the Backstop Agreement, reference is made to the text of the Backstop Agreement, which has been filed as Exhibit 99.1 hereto and incorporated by reference herein.

Registration Rights Agreement

On the Effective Date, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain parties who received shares of New Common Stock under the Plan, including the DK Holders ("RRA Shareholders"). Pursuant to the Registration Rights Agreement, following the completion of an initial public offering (as defined in the Registration Rights Agreement, an "IPO"), the Issuer will file a shelf registration statement promptly, no later than a date that is 30 days following the later of the IPO and the date of the expiration of the lockup agreement with the underwriters in such IPO. However, the Issuer is not required to file the shelf registration statement unless RRA Shareholders request the inclusion of Registrable Securities (as defined in the Registration Rights Agreement) constituting at least 25% of all Registrable Securities.

The RRA Shareholders also have demand registration rights, provided that such RRA Shareholders request the inclusion of Registrable Securities constituting at least 25% of all Registrable Securities or the gross proceeds of the offering are expected to be at least $50 million, and customary piggyback registration rights.

The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement. For further information regarding the Registration Rights Agreement, reference is made to the text of the Registration Rights Agreement, which has been filed as Exhibit 99.2 hereto and incorporated by reference herein.

CUSIP No. 702149303	SCHEDULE 13D	Page 17 of 24 Pages

Stockholders Agreement

On the Effective Date, the Issuer entered into a stockholders agreement (the "Stockholders Agreement") with the DK Holders and other holders of common stock of the Issuer (the "Stockholders"), pursuant to which each of the Stockholders agreed to certain restrictions on the transfer of the common stock of the Issuer and the Issuer agreed (i) subject to certain limitations, to provide to certain Stockholders the right to designate directors of the Issuer's board of directors (the "Board"), pursuant to which the DK Holders have the right to designate, jointly with Monarch Alternative Capital LP (or one of its Affiliates that is a Stockholder and has been designated in writing by Monarch Alternative Capital LP) ("Monarch"), one individual to serve as director to the Board (the "Joint Minority Designating Stockholder Director" and such right, the "Joint Designation Right"), (ii) to certain limitations and obligations on its operations without Stockholder approval and (iii) to provide certain information to the Stockholders. The Stockholders agreement also includes certain voting provisions to implement the stockholder designation rights, preemptive rights, tag-along rights and drag-along rights. Pursuant to the Plan, each holder of common stock of the Issuer on the Effective Date was deemed to be a party to, and bound by, the Stockholders Agreement, regardless of whether such holder executed a signature page thereto.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement. For further information regarding the Stockholders Agreement, reference is made to the text of the Stockholders Agreement, which has been filed as Exhibit 99.3 hereto and incorporated by reference herein.

Board of Directors of the Issuer

In accordance with the Plan, Norman S. Matthews, Joel A. Alsfine, Steven Collins, James Conroy, William S. Creekmuir, Sarah Dodds-Brown, Jennifer Fleiss, John A. Frascotti, and Michelle Millstone-Shroff resigned from the Board on the Effective Date. As of the Effective Date, the Board consists of the following five directors who were appointed: Neal Goldman, Robert Hull, Mark King who serves as the Joint Minority Designating Stockholder Director, Anthony Truesdale, and Bradley Weston (the Issuer's Chief Executive Officer). The appointments were made pursuant to the terms of the Confirmation Order. Mr. Robert Hull was appointed to serve as Chairman of the Board.

CUSIP No. 702149303	SCHEDULE 13D	Page 18 of 24 Pages

Other Matters

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with the Issuer's management, the Board, other holders of shares of New Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and Board composition or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the Issuer's management and Board, price levels of the shares of New Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of New Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person's respective partners, members or beneficiaries, as applicable) some or all of their shares of New Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the New Common Stock, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence Issuer's management or Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

CUSIP No. 702149303	SCHEDULE 13D	Page 19 of 24 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of New Common Stock and percentages of shares of New Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 13,374,519 shares of New Common Stock outstanding as of October 12, 2023, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 12, 2023. By virtue of certain provisions in the Stockholders Agreement, the Reporting Persons may be deemed to have voting power over, and therefore may be deemed to beneficially own, the shares of Common Stock beneficially owned by the other Stockholders. The Reporting Persons expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

The Joint Designation Right described in Item 4 may result in the Reporting Persons being deemed to be members of a "group" with Monarch. Monarch may separately report its beneficial ownership of the Common Stock on a Schedule 13D with the SEC and reference is hereby made to any such filing for the beneficial ownership of Common Stock of Monarch and any amendments thereto. The Reporting Persons expressly disclaim, to the extent permitted by applicable law, beneficial ownership of any securities beneficially owned by Monarch.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of New Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as described in Item 4, no transactions in the shares of New Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of New Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. As reported in Item 4, the Reporting Persons hold, in the aggregate, $25,240,966 in principal amount of Second Lien PIK Toggle Notes, which are described in the Issuer's Current Report on Form 8-K filed with the SEC on October 12, 2023 and which description is incorporated by reference herein.

CUSIP No. 702149303	SCHEDULE 13D	Page 20 of 24 Pages

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 99.4 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Backstop Agreement, dated as of October 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 1, 2023).

Exhibit 99.2	Registration Rights Agreement, dated as of September 1, 2023 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on October 12, 2023).

Exhibit 99.3:	Stockholders Agreement, dated as of October 12, 2023 (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed with the SEC on October 12, 2023).

Exhibit 99.4	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 702149303	SCHEDULE 13D	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 23, 2023	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (f) Midtown Acquisitions GP LLC, as General Partner of Midtown Acquisitions L.P., and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

CUSIP No. 702149303	SCHEDULE 13D	Page 22 of 24 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of New Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. ("CO")

M.H. Davidson & Co. GP, L.L.C. ("Co GP") serves as the general partner of Co. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of Co. Co GP is a Delaware limited liability company.

Davidson Kempner Liquid GP Topco LLC ("Liquid GP Topco") serves as the managing member of Co GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is managing affiliates of DKCM. Liquid GP Topco is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS ("DKP")

MHD Management Co. LLC ("MHD") serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKP. MHD is a New York limited partnership.

Liquid GP Topco serves as the managing member of MHD. The other information with respect to Liquid GP Topco required by Instruction C of the instructions to Schedule 13D is set forth above.

CUSIP No. 702149303	SCHEDULE 13D	Page 23 of 24 Pages

The DKCM Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DKIP (CAYMAN) LTD II ("DKIP (Cayman) II")

Morgan P. Blackwell serves as the sole director of DKIP (Cayman) II. The other information with respect to Morgan P. Blackwell, a DKCM Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INSTITUTIONAL PARTNERS L.P. ("DKIP")

Davidson Kempner Advisers LLC ("DKA") serves as the general partner of DKIP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKIP. DKA is a New York corporation.

Liquid GP Topco serves as the managing member of DKA. The other information with respect to Liquid GP Topco required by Instruction C of the instructions to Schedule 13D is set forth above.

The DKCM Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. ("DKIL")

The following sets forth the name, position, address, principal occupation and citizenship of any control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Director of DKIL & DKDOI	767 Fifth Avenue, 15th Floor, New York, NY 10153
Gary Linford	Director	South Africa	Managing Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands
John Lewis	Director	United Kingdom	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands

CUSIP No. 702149303	SCHEDULE 13D	Page 24 of 24 Pages

REPORTING PERSON: Davidson Kempner Distressed Opportunities Fund LP ("DKDOF")

DK Group LLC ("DK Group") serves as the general partner of DKDOF. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKDOF. DK Group is a Delaware limited liability company.

Liquid GP Topco serves as the managing member of DK Group. The other information with respect to Liquid GP Topco required by Instruction C of the instructions to Schedule 13D is set forth above.

The DKCM Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: Davidson Kempner Distressed Opportunities International Ltd. ("DKDOI")

Messrs. Thomas L. Kempner, Jr., Gary Linford and John Lewis serve as the directors of DKDOI. The other information with respect to Messrs. Thomas L. Kempner, Jr., Gary Linford and John Lewis required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: MIDTOWN ACQUISITIONS L.P. ("MIDTOWN")

Midtown Acquisitions GP LLC ("Midtown GP") serves as the general partner of Midtown. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of Midtown. Midtown GP is a Delaware limited liability company.

Anthony A. Yoseloff serves as the Executive Managing Member of Midtown GP. Gabriel T. Schwartz and Patrick W. Dennis are Co-Deputy Executive Managing Members of Midtown GP. Joshua D. Morris, Morgan P. Blackwell, Conor Bastable and Suzanne K. Gibbons serve as Managers of Midtown GP. The business address of each of the foregoing persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.